As filed with the Securities and Exchange Commission on December 18, 2008

Registration No. 333-154974

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

To

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VONAGE HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Delaware	11-3547680
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

23 Main Street

Holmdel, New Jersey 07733

(732) 528-2600

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

John S. Rego

Executive Vice President,

Chief Financial Officer and Treasurer

Vonage Holdings Corp.

23 Main Street

Holmdel, New Jersey 07733

(732) 528-2600

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

James S. Scott, Sr., Esq.

Stephen T. Giove, Esq.

Ferdinand J. Erker, Esq.

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022-6069

(212) 848-4000

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.     ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.     ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated December 18, 2008

PRELIMINARY PROSPECTUS

66,068,966 SHARES OF COMMON STOCK OFFERED BY SELLING STOCKHOLDERS

We previously issued 20% senior secured third lien notes due 2015 in the aggregate principal amount of $18.0 million, which we refer to as the “Convertible Notes,” in a private placement completed on November 3, 2008. This prospectus may be used by the selling stockholders named herein or their respective transferees, pledgees, donees or their successors, to resell, from time to time, any shares of our common stock, par value $0.001 per share, issuable upon conversion of the Convertible Notes at an initial conversion rate of 3,448.2759 shares per $1,000 principal amount of Convertible Notes. In addition, this prospectus may be used by certain stockholders who currently hold shares of our outstanding common stock, which we collectively refer to as the “Existing Selling Stockholders,” or their respective transferees, pledgees, donees or their successors, to resell up to 4,000,000 shares of our common stock. If required, we will set forth the names of any other selling stockholders in a prospectus supplement or post-effective amendment to the registration statement of which this prospectus is a part. We will not receive any proceeds from the sale of any shares of our common stock offered by this prospectus.

The shares of our common stock may be offered through public or private transactions at market prices prevailing at the time of sale, at a fixed price or fixed prices, at negotiated prices, at various prices determined at the time of sale or at prices related to prevailing market prices. In addition, shares of our common stock may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. The timing and amount of any sale are within the sole discretion of the selling stockholder, subject to certain restrictions. See “Plan of Distribution.”

Our common stock is listed on the New York Stock Exchange under the symbol “VG.” On December 12, 2008, the closing sale price of our common stock as reported on the New York Stock Exchange was $1.08.

Pursuant to a registration rights agreement, we agreed to file the shelf registration statement of which this prospectus is a part, to cover the resale of shares of our common stock issuable upon conversion of the Convertible Notes and the resale by the Existing Selling Stockholders of any shares of our common stock that they may hold.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 to read about risk factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated                     , 2008

ABOUT THIS PROSPECTUS

The information contained in this prospectus is not complete and may be changed. You should rely only on the information provided in or incorporated by reference in this prospectus, any prospectus supplement, free writing prospectus or documents to which we otherwise refer you. We have not authorized anyone else to provide you with different information. We are not making an offer of any securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the document in which such information is contained or such other date referred to in such document, regardless of the time of any sale or issuance of a security.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling stockholders may, from time to time, offer shares of our common stock issued upon conversion of the Convertible Notes owned by them, and the Existing Selling Stockholders may, from time to time, offer up to an aggregate of 4,000,000 shares of our common stock. Each time a selling stockholder offers shares of common stock under this prospectus, it is required to provide to potential purchasers a copy of this prospectus and, if applicable, a copy of a prospectus supplement or free writing prospectus. You should read both this prospectus and, if applicable, any prospectus supplement. See “Where You Can Find Additional Information” for more information.

Unless the context otherwise requires, all references in this prospectus to “Vonage,” “us,” “our,” “we,” the “Company” or other similar terms are to Vonage Holdings Corp. Additionally, when we refer to the selling stockholders in this prospectus, the term includes the Existing Selling Stockholders, as well as the other selling stockholders named herein, unless the context otherwise requires.

VONAGE HOLDINGS CORP.

We are a leading provider of broadband telephone services with over 2.6 million subscriber lines as of September 30, 2008. Our services use Voice over Internet Protocol, or VoIP, technology, which enables voice communications over the Internet through the conversion and compression of voice signals into data packets. In order to use our service offerings, customers must have access to a broadband Internet connection with sufficient bandwidth (generally 60 kilobits per second or more) for transmitting those data packets.

We earn revenue and generate cash primarily through our broadband telephone service plans, each of which offers a different pricing structure based on a fixed monthly or annual fee. We generate most of our revenue from those fees, substantially all of which we bill to our customers’ credit cards, debit cards or electronic check payments, or ECP, one month in advance.

We have invested heavily in an integrated marketing strategy to build brand awareness and drive response rates that supports our sales and distribution efforts. We acquire customers through a number of sales channels, including our websites, toll free numbers, kiosks in shopping malls and a presence in major retailers located in the United States, Canada and the United Kingdom. We also acquire new customers through Refer-a-Friend, our online customer referral program.

We launched our service in the United States in October 2002, in Canada in November 2004 and in the United Kingdom in May 2005. Since our U.S. launch, we initially experienced rapid revenue and subscriber line growth, which has slowed in recent quarters. However, we have also experienced net losses. Although our net losses initially were driven primarily by start-up costs and the cost of developing our technology, more recently our net losses have been driven by patent litigation settlements and investments in marketing. In addition, we plan to continue to invest in research and development and customer care. In 2007, we announced we are seeking to balance growth with profitability. We intend to continue to pursue investments in growth marketing because we believe it will position us as a strong competitor in the long term. Although we believe we will achieve net income in the future, we ultimately may not be successful and we may never achieve net income.

Our corporate headquarters is located at 23 Main Street, Holmdel, New Jersey 07733, and our telephone number is (732) 528-2600. General information, financial news releases and filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports are available free of charge on our website at http://ir.vonage.com/. We are not including the information contained on our web site as part of, or incorporating it by reference into, this prospectus.

For additional information concerning our business and affairs, please refer to the documents incorporated by reference that are listed under the caption “Where You Can Find More Information.”

Recent Developments

On October 19, 2008, we entered into definitive agreements for a financing consisting of (i) a $130.3 million senior secured first lien credit facility (the “First Lien Senior Facility”), (ii) a $72.0 million senior secured second lien credit facility (the “Second Lien Senior Facility”) and (iii) the sale of $18.0 million of the Convertible Notes (together with the First Lien Senior Facility and the Second Lien Senior Facility, the “Financing”). The Financing was funded on November 3, 2008.

The co-borrowers and co-issuers of the Convertible Notes under the Financing are Vonage Holdings Corp. and its wholly owned subsidiary, Vonage America Inc. Obligations under the Financing will be guaranteed, fully and unconditionally, by Vonage Holdings Corp.’s other U.S. subsidiaries, and may in the future be guaranteed by Vonage Limited, a United Kingdom subsidiary of Vonage Holdings Corp.

The lenders under the First Lien Senior Facility and the Second Lien Senior Facility and the purchasers of the Convertible Notes are Silver Point Finance, LLC, certain of its affiliates, other third parties and certain of our affiliates.

We used the net proceeds of the Financing, plus cash on hand, to repurchase approximately $253.5 million of our existing convertible notes in a tender offer that we commenced on July 30, 2008, and which expired on November 3, 2008. We estimate that we have incurred aggregate costs in connection with the Financing, including all fees and expenses, of between $28 million and $31 million.

For more information about the Financing, please see our Current Report on Form 8-K, dated October 19, 2008 and filed with the SEC on October 20, 2008 and incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain “forward-looking statements,” which include information relating to future events, future financial performance, strategies, expectations, competitive environment and regulation. Words such as “anticipate,” “believe,” “estimate,” “intend,” “will,” “should,” “expect,” “continue,” and similar expressions, as well as statements in future tense, identify forward-looking statements. These forward-looking statements include, without limitation, statements regarding:

•	projections, predictions, expectations, estimates or forecasts as to broadband Internet access, VoIP adoption, our business, financial and operating results and future economic performance;

•	proposed new product and service offerings;

•	expectations that regulatory developments or other matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity; and

•	our management’s goals and objectives and other similar expressions concerning matters that are not historical facts.

Forward-looking statements should not be read as a guarantee of future performance or results and will probably not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or our management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our history of net operating losses and our need for cash to finance our growth;

•	worsening economic conditions;

•	restrictions in our debt agreements that may limit our operating flexibility;

•	results of pending litigation and intellectual property and other litigation that may be brought against us;

•	the competition we face;

•	our dependence on our customers’ existing broadband connections;

•	the differences between our service and traditional phone services, including our 911 service;

•	uncertainties relating to regulation of VoIP services;

•	system disruptions or flaws in our technology; and

•	the risk that VoIP technology does not gain broader acceptance.

Investors are cautioned not to unduly rely on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws.

RISK FACTORS

An investment in our common stock involves significant risks. You should carefully consider the important factors set forth in the documents incorporated by reference in this prospectus, including the risk factors incorporated herein by reference from our Annual Report on Form 10-K for the year ended December 31, 2007 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, before investing in our common stock. Any of these risks could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the price of our common stock and the value of your investment in us.

USE OF PROCEEDS

All of the shares of common stock offered by this prospectus are being sold by the selling stockholders. We will not receive any proceeds from the sale of shares sold in this offering.

DIVIDEND POLICY

We have never paid cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock for at least the next 12 months. We intend to retain all of our earnings, if any, for general corporate purposes, and, if appropriate, to finance the expansion of our business.

DESCRIPTION OF CONVERTIBLE NOTES

The following description summarizes provisions of the Convertible Notes relating to the conversion of the Convertible Notes into shares of our common stock. This summary is subject to and is qualified by reference to all of the provisions of the Convertible Notes and the Third Lien Note Purchase Agreement, dated as of October 19, 2008, which we refer to as the “Note Purchase Agreement,” pursuant to which the Convertible Notes were issued, including the definitions of certain terms. The Note Purchase Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

On November 3, 2008, we and Vonage America Inc., as co-issuers, issued $18.0 million aggregate principal amount of the Convertible Notes to the selling stockholders pursuant to a private placement exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

General. The obligors under the Convertible Notes are Vonage Holdings Corp., which we refer to as “we” or “Vonage,” and Vonage America Inc., which we refer to as “Vonage America.” We refer to Vonage and Vonage America together as the “Co-Issuers” for purposes of this description. Additionally, the Convertible Notes are guaranteed by certain of our subsidiaries.

Maturity. The Convertible Notes will mature on October 31, 2015.

Interest. Interest on the Convertible Notes will either accrue and compound quarterly or be payable in cash quarterly.

Conversion. Each holder may have the right, at its option, to convert, in whole or in part, the principal amount of its Convertible Notes into common stock at any time prior to maturity of the Convertible Notes. The Convertible Notes initially will be convertible into shares of our common stock at a conversion rate of 3,448.2759 shares per $1,000 principal amount of Convertible Notes, equal to an initial conversion price of approximately $0.29 per share, which is adjustable from time to time as described below under “—Conversion Rate Adjustments” (as so adjustable, the “Applicable Conversion Rate”).

Conversion of the entire $18.0 million aggregate principal amount of Convertible Notes at such conversion rate would have resulted in the issuance of 62,068,966 shares of our common stock. In addition, as a result of the provisions described below under “—Conversion Upon a Fundamental Change,” we will upon conversion in connection with a “fundamental change,” such as a merger or acquisition of Vonage, issue additional shares of common stock to converting holders in accordance with a formula. As a result of such provisions, the number of shares issuable upon conversion would increase.

Conversion Rate Adjustments. The Applicable Conversion Rate shall be adjusted, without duplication, from time to time by us in accordance with the provisions below, except that we will not make any adjustment if holders of Convertible Notes are entitled to participate on the relevant distribution or payment date, as a result of holding the Convertible Notes, in the transactions described in sections (b), (d) or (e) below without having to convert their Convertible Notes (based on the Applicable Conversion Rate in effect immediately before the relevant Ex-Dividend Date):

(a) If Vonage, at any time or from time to time while any of the Convertible Notes are outstanding, issues shares of common stock as a dividend or distribution on all or substantially all shares of common stock, or if Vonage effects a share split or share combination, then the Applicable Conversion Rate will be adjusted based on the following formula:

CR' = CR0 x	OS'
OS0

where

CR0	=	the Applicable Conversion Rate in effect immediately prior to the Ex-Dividend Date of such dividend or distribution, or the effective date of such share split or share combination, as applicable;

CR'	=	the Applicable Conversion Rate in effect immediately on and after such Ex-Dividend Date, or effective date of such share split or combination, as applicable;

OS0	=	the number of shares of common stock outstanding immediately before such Ex-Dividend Date or effective date, as applicable; and

OS'	=	the number of shares of common stock outstanding immediately before such Ex-Dividend Date or effective date, but after giving effect to such dividend, distribution, share split or combination, as applicable.

Such adjustment shall become effective immediately after the Ex-Dividend Date for such dividend or distribution, or the effective date for such share split or share combination. If any dividend or distribution of the type described in this section (a) is declared but not so paid or made, the Applicable Conversion Rate shall again be adjusted, as of the date that is the earlier of (i) the public announcement of the non-payment of the dividend or distribution and (ii) the date that the dividend or distribution was to be paid, to the Applicable Conversion Rate which would then be in effect if such dividend or distribution had not been declared.

(b) If Vonage, at any time or from time to time while any of the Convertible Notes are outstanding, issues or sells (i) any common stock at a price per share that is less than the Common Stock Trading Price or (ii) any “Common Stock Equivalents” (which term refers to any securities which by their terms are convertible into or exchangeable for shares of common stock or another Common Stock Equivalent, and any option, warrant or other subscription or purchase right with respect to shares of common stock) that entitle the holder thereof to subscribe for, purchase or exercise a conversion or exchange right for, shares of common stock at price per share of common stock that is less than the Common Stock Trading Price, then, in each case, the Applicable Conversion Rate shall be adjusted based on the following formula:

CR' = CR0 x	(OS0+X)
(OS0+Y)

where

CR0	=	the Applicable Conversion Rate in effect immediately prior to such issuance or sale;

CR'	=	the Applicable Conversion Rate in effect immediately on and after such issuance or sale;

OS0	=	the number of shares of common stock outstanding immediately before such issuance or sale;

X	=	(i) the total number of shares of common stock issued (in the case of an issuance or sale of common stock) or (ii) the total number of shares of common stock issuable upon exercise, conversion or exchange of the Common Stock Equivalents issued or sold (in the case of an issuance or sale of Common Stock Equivalents); and

Y	=	the number of shares of common stock equal to the quotient of (A) the aggregate price payable (i) in respect of such shares of common stock issued or sold (in the case of an issuance or sale of common stock) or (ii) in respect of the shares of common stock issuable upon exercise, conversion or exchange of the Common Stock Equivalents issued or sold (in the case of an issuance or sale of Common Stock Equivalents) divided by (B) the Common Stock Trading Price.

To the extent Common Stock Equivalents are not exercised, exchanged or converted prior to the expiration of the exercisability, exchangeability or convertibility thereof, the Applicable Conversion Rate shall be readjusted, as of such expiration date, to the Applicable Conversion Rate which would then be in effect had the adjustments made upon the distribution of such Common Stock Equivalents been made on the basis of the delivery of only the number of shares of common stock actually delivered. In determining whether any Common Stock Equivalents entitle the holders to subscribe for or purchase, or exercise a conversion or exchange right for, shares of common stock at less than the Common Stock Trading Price, and in determining the aggregate exercise, conversion or exchange price payable for such shares of common stock, there shall be taken into account any consideration received for such Common Stock Equivalents and the value of such consideration, if other than cash, shall be determined in good faith by our board of directors, with the advice of a nationally-recognized valuation or investment advisory firm.

Notwithstanding the foregoing, if an adjustment to the Applicable Conversion Rate in respect of any issuance or sale of common stock or Common Stock Equivalents would be required pursuant to this section (b) and also pursuant to section (c) below, only the adjustment that results in the higher as-adjusted Applicable Conversion Rate shall be made.

(c) If Vonage, at any time or from time to time while any of the Convertible Notes are outstanding, issues or sells (i) any common stock at a price per share that is less than the Applicable Conversion Price then in effect or (ii) any Common Stock Equivalents that entitle the holder thereof to subscribe for, purchase or exercise a conversion or exchange right for, shares of common stock at price per share of common stock that is less than the Applicable Conversion Price then in effect, (in each case, such price per share of common stock, the “New Issue Price”) then, and in each such case, the Applicable Conversion Rate then in effect shall be adjusted to equal the “Adjusted Conversion Rate”. For purposes of determining the New Issue Price, there shall be taken into account any consideration received for such Common Stock Equivalents, there shall be taken into account any consideration received for any such Common Stock Equivalents, and the value of such consideration, if other than cash, shall be determined in good faith by our board of directors, with the advice of a nationally-recognized valuation or investment advisory firm.

The Adjusted Conversion Rate shall be determined according to the following formula:

CR' = CR0 x	(OS0+X)
(OS0+Y)

where

CR0	=	the Applicable Conversion Rate in effect immediately prior to such issuance or sale;

CR'	=	the Adjusted Conversion Rate;

OS0	=	the number of shares of common stock outstanding immediately before such issuance or sale;

X	=	(i) the total number of shares of common stock issued (in the case of an issuance or sale of common stock) or (ii) the total number of shares of common stock issuable upon exercise, conversion or exchange of the Common Stock Equivalents issued or sold (in the case of an issuance or sale of Common Stock Equivalents); and

Y	=	the number of shares of common stock equal to the quotient of (A) the aggregate price payable (i) in respect of such shares of common stock issued or sold (in the case of an issuance or sale of common stock) or (ii) in respect of the shares of common stock issuable upon exercise, conversion or exchange of the Common Stock Equivalents issued or sold (in the case of an issuance or sale of Common Stock Equivalents) divided by (B) the Applicable Conversion Price in effect immediately preceding such issuance or sale.

Notwithstanding the foregoing, if an adjustment to the Applicable Conversion Rate in respect of any issuance or sale of common stock or Common Stock Equivalents would be required pursuant to this Section (c) and also pursuant to Section (b) above, only the adjustment that results in the higher as-adjusted Applicable Conversion Rate shall be made.

(d) If Vonage, at any time or from time to time while the Convertible Notes are outstanding, distributes shares of any class of capital stock of Vonage, evidences of indebtedness or other assets or property of Vonage to all, or substantially all, holders of its common stock, excluding:

(i) dividends or distributions referred to in Section (a) above;

(ii) shares of common stock or Common Stock Equivalents referred to in Section (b) above and Section (c) above;

(iii) dividends or distributions paid exclusively in cash; and

(iv) Spin-Offs (as defined below) to which the provisions set forth below in this Section (d) shall apply;

then the Applicable Conversion Rate will be adjusted based on the following formula:

CR' = CR0 x	SP0
(SP0 – FMV)

where

CR0	=	the Applicable Conversion Rate in effect immediately prior to the Ex-Dividend Date for such distribution;

CR'	=	the Applicable Conversion Rate in effect immediately on and after such Ex-Dividend Date for such distribution;

SP0	=	the average of the Closing Sale Prices of the common stock over the 10 consecutive Trading Day period ending on the Trading Day immediately preceding the Ex-Dividend Date for such distribution; and

FMV	=	the Fair Market Value (as determined in good faith by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of common stock on the earlier of the Record Date or the Ex-Dividend Date for such distribution.

Such adjustment shall become effective immediately prior to the Opening of Business on the day following the Ex-Dividend Date for such distribution.

Where there has been a payment of a dividend or other distribution to all or substantially all holders of common stock of shares of capital stock of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit, in each case, that is listed on a national securities exchange (a “Spin-Off”), the Applicable Conversion Rate in effect immediately before the Close of Business on the 10th Trading Day immediately following and including the effective date of the Spin-Off shall be increased based on the following formula:

CR' = CR0 x	(FMV0+MP0)
MP0

where

CR0	=	the Applicable Conversion Rate in effect on the 10th Trading Day immediately following, and including, the effective date of the Spin-Off;

CR'	=	the Applicable Conversion Rate in effect immediately after the 10th Trading Day immediately following, and including, the effective date of the Spin-Off;

FMV0	=	the average of the Closing Sale Prices of the capital stock or similar equity interest distributed to holders of common stock applicable to one share of common stock over the first 10 consecutive Trading Day period after, and including, the effective date of the Spin-Off; and

MP0	=	the average of the Closing Sale Prices of common stock over the first 10 consecutive Trading Day period after the effective date of the Spin-Off.

An adjustment to the Applicable Conversion Rate made pursuant to the immediately preceding paragraph will occur at the Close of Business on the 10th Trading Day from, and including, the effective date of the Spin-Off; provided that in respect of any conversion within the 10 Trading Days following the effective date of any Spin-Off, references within this section (d) to “10 Trading Days” shall be deemed replaced with such lesser number of Trading Days as have elapsed between the effective date of such Spin-Off and the Conversion Date in determining the Applicable Conversion Rate.

If any dividend or distribution described in this section (d) is declared but not paid or made, the Applicable Conversion Rate shall be readjusted, as of the date that is the earlier of (i) the public announcement of the non-payment of the dividend or distribution and (ii) the date that the dividend or distribution was to have been paid, in which case, the Applicable Conversion Rate will be the Applicable Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

For the purposes of this Section (d), rights, warrants or options distributed by Vonage to all holders of common stock entitling them to subscribe for or purchase shares of the capital stock of Vonage (either initially or under certain circumstances), which rights, warrants or options until the occurrence of a specified event or events (a “Trigger Event”): (1) are deemed to be transferred with such shares of common stock; (2) are not exercisable; and (3) are also issued in respect of future issuances of common stock, shall be deemed not to have been distributed for purposes of this Section (d) (and no adjustment to the Applicable Conversion Rate under this Section (d) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Applicable Conversion Rate shall be made under this Section (d). If any such right, warrant or option, including any such existing rights, warrants or options distributed prior to the date of the Note Purchase Agreement, is subject to events, upon the occurrence of which such rights, warrants or options become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Record Date with respect to new rights, warrants or options with such rights (and a termination or expiration of the existing rights, warrants or options without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, warrants or options or any Trigger Event or other event (of the type described in the preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Applicable Conversion Rate under this Section (d) was made, (1) in the case of any such rights, warrants or options which shall all have been redeemed or purchased without exercise by any holders thereof, the Applicable Conversion Rate shall be readjusted upon such final purchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or purchase price received by a holder of common stock with respect to such rights, warrants or options (assuming such holder had retained such rights, warrants or options), made to all applicable holders of common stock as of the date of such redemption or purchase, and (2) in the case of such rights, warrants or options which shall have expired or been terminated without exercise by any holders thereof, the Applicable Conversion Rate shall be readjusted as if such rights, warrants or options had not been issued.

(e) If any cash dividend or other distribution is made to all, or substantially all, holders of common stock, the Applicable Conversion Rate shall be adjusted based on the following formula:

CR' = CR0 x	SP0
(SP0 – C)

where

CR0	=	the Applicable Conversion Rate in effect immediately prior to the Ex-Dividend Date for such distribution;

CR'	=	the Applicable Conversion Rate in effect immediately on or after the Ex-Dividend Date for such distribution;

SP0	=	the Closing Sale Price of a share of common stock on the Trading Day immediately preceding the earlier of the Record Date and the day immediately preceding the Ex-Dividend Date for such distribution; and

C	=	the amount in cash per share Vonage distributes to holders of common stock.

An adjustment to the Applicable Conversion Rate made pursuant to this section (e) shall become effective on the Ex-Dividend Date for such dividend or distribution. If any dividend or distribution described in this section (e) is declared but not so paid or made, the new Applicable Conversion Rate shall be adjusted, as of the date that is the earlier of (i) the public announcement of the non-payment of the dividend or distribution and (ii) the date that the dividend or distribution was to be paid, to the Applicable Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(f) If Vonage or any of its subsidiaries makes a payment in respect of a tender offer or exchange offer for common stock, where the cash and value (which will be, except for the value of traded securities, determined by our board of directors or the board of directors of such subsidiary, whose determination shall be conclusive evidence thereof) of any other consideration included in the payment per share of common stock exceeds the Closing Sale Price of common stock on the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Applicable Conversion Rate shall be adjusted as of immediately after the 10th Trading Day immediately following, and including, the date the tender or exchange offer expires based on the following formula:

CR' = CR0 x	(AC+(SP' x OS'))
(OS0 x SP')

where

CR0	=	the Applicable Conversion Rate in effect on the 10th Trading Day immediately following, and including, the date such tender or exchange offer expires;

CR'	=	the Applicable Conversion Rate in effect immediately after the 10th Trading Day immediately following, and including, the date such tender or exchange offer expires;

AC	=	the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares of common stock purchased in such tender or exchange offer;

OS0	=	the number of shares of common stock outstanding on the Trading Day immediately prior to the date such tender or exchange offer expires;

OS'	=	the number of shares of common stock outstanding on the Trading Day immediately after the date such tender or exchange offer expires (after giving effect to the purchase or exchange of shares pursuant to such tender or exchange offer); and

SP'	=	the average of the Closing Sale Prices of common stock over the 10 consecutive Trading Day period commencing on the Trading Day next succeeding the date such tender or exchange offer expires.

The adjustment to the Applicable Conversion Rate under this section (f) shall occur on the 10th Trading Day from, and including, the Trading Day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion within the 10 Trading Days immediately following, and including, the expiration date of any tender or exchange offer, references within this section (f) to “10 Trading Days” shall be deemed replaced with such lesser number of Trading Days as have elapsed between the expiration date of such tender or exchange offer and the Conversion Date in determining the Applicable Conversion Rate.

If Vonage is obligated to purchase shares pursuant to any such tender or exchange offer, but Vonage is permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the Applicable Conversion Rate shall again be adjusted to be the Applicable Conversion Rate that would then be in effect if such tender or exchange had not been made.

(g) No adjustment to the Applicable Conversion Rate will be required unless the adjustment would require an increase or decrease of at least 1% of the Applicable Conversion Rate. If the adjustment is not made because the adjustment does not change the Applicable Conversion Rate by at least 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustments. In addition, the Co-Issuers will make any carry-forward adjustments not otherwise effected on every one-year anniversary from the original issue date and on the Record Date immediately prior to the stated maturity date of the Convertible Notes. Adjustments to the Applicable Conversion Rate will be rounded to the nearest ten-thousandth, with five one-hundred-thousandths rounded upward (e.g., 0.76545 would be rounded up to 0.7655).

(h) The Co-Issuers from time to time may, to the extent permitted by applicable law, increase the Applicable Conversion Rate by any amount for a period of at least 20 days if our board of directors shall have made a determination that such increase would be in the best interests of the Co-Issuers, which determination shall be conclusive. Whenever the Applicable Conversion Rate is increased pursuant to this section (h) or section (i) below, the Co-Issuers shall mail to holders of record of the Convertible Notes a notice of the increase at least 15 days prior to the date the increased Applicable Conversion Rate takes effect, and such notice shall state the increased Applicable Conversion Rate and the period during which it will be in effect.

(i) The Co-Issuers may (but are not required to) make such increases in the Applicable Conversion Rate, in addition to any adjustments required by sections (a), (b), (c), (d), (e), (f) or (h), as our board of directors considers to be advisable to avoid or diminish income tax to holders of convertible securities resulting from any dividend or distribution of capital stock issuable on conversion of the Convertible Notes (or rights to acquire shares) or from any event treated as such for income tax purposes.

Except as otherwise provided in the Note Purchase Agreement, all calculations under this section “—Conversion Rate Adjustments” shall be made by the Co-Issuers. The Co-Issuers shall make such calculations in good faith and, absent manifest error, such calculations shall be binding on the holders. No adjustment shall be made for the issuance by Vonage of common stock or securities convertible into or exchangeable for shares of common stock or rights to purchase common stock or convertible or exchangeable securities, other than as provided in this section “—Conversion Rate Adjustments.”

For purposes of conversion rate adjustments, the number of shares of common stock at any time outstanding shall not include shares held in the treasury of Vonage so long as Vonage does not pay any dividend or make any distribution on shares of common stock held in the treasury of Vonage, but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of common stock.

(j) Notwithstanding anything to the contrary in this section “—Conversion Rate Adjustments”, no adjustment to the Applicable Conversion Rate shall be made:

(i) upon the issuance of any shares of common stock or options or rights to purchase those shares pursuant to Vonage’s 2006 incentive plan, as in effect on the closing date of the offering of Convertible Notes (at or above the then current market price at the time of the grant of such shares, options or rights), representing, in the aggregate, not more than 6.0% of the fully-diluted outstanding shares of common stock after giving effect to the issuance of the Convertible Notes issued on the date of the Note Purchase Agreement;

(ii) upon the issuance of any shares of common stock or options or rights to purchase those shares, representing, in the aggregate, not more than 10.0% of the fully-diluted outstanding shares of common stock, after giving effect to the issuance of the Convertible Notes issued on the date of the Note Purchase Agreement, (A) pursuant to future employee stock purchase plans (at or above 95.0% of the then current market price at the time of the grant of such shares) or (B) pursuant to future employee benefit plans (at or above the then current market price at the time of the grant of such shares, options or rights) or (C) issued in acquisition transactions with respect to businesses reasonably related to the business of Vonage as currently conducted or to vendors, joint venture partners, suppliers, customers in connection with other transactions entered into in the ordinary course of business;

(iii) for a change in the par value of the common stock; or

(iv) for accrued and unpaid interest, including Additional Amounts, if any.

Conversion Upon a Fundamental Change. In the event that a fundamental change is announced prior to the stated maturity date of the Convertible Notes, the Applicable Conversion Rate shall be increased to effect the delivery of an additional number of shares of our common stock. The number of additional shares to be added to the Applicable Conversion Rate shall be determined by reference to a formula attached as an exhibit to the Note Purchase Agreement for the Convertible Notes, based on the effective date of such fundamental change transaction and the stock price paid in connection with such transaction. The total number of additional shares that may be issued in respect of the initial amount of Convertible Notes may generally not exceed 62 million (subject to proportional adjustment as described above).

Mandatory Conversion. The Co-Issuers will have the right to cause the automatic conversion of the Convertible Notes as follows:

•

On or after the third anniversary of the issuance of the Convertible Notes, if our common stock has a volume weighted average price (“VWAP”) for the 30 consecutive Trading Days prior to such determination date (“30-day VWAP”) of greater than $3.00 per share, the Co-Issuers, at their option, may cause the automatic conversion of up to an amount of the then-outstanding Convertible Notes such that the principal amount of Convertible Notes outstanding after such conversion is not less than $12,000,000;

•

On or after the third anniversary of the issuance of the Convertible Notes, if the Common Stock has a 30-day VWAP of greater than $4.50 per share, the Co-Issuers, at their option, may cause the automatic conversion of up to an amount of the then-outstanding Convertible Notes such that the principal amount of Convertible Notes outstanding after such conversion is not less than $6,000,000; and

•

On or after the third anniversary of the issuance of the Convertible Notes, if our common stock has a 30-day VWAP of greater than $6.00 per share, the Co-Issuers, at their option, may cause the automatic conversion of up to all of the then-outstanding Convertible Notes.

The Co-Issuers shall not have the right to cause the mandatory conversion if the Company, Mr. Jeffrey Citron or any of their respective controlled affiliates purchases or takes call-equivalent positions on shares of our common stock in the open market during the period when the above-mentioned 30-day VWAP is measured, or in certain other instances.

Liquidated Damages. Upon the occurrence of an event of default under the Note Purchase Agreement, all obligations payable under the Note Purchase Agreement will become immediately due and payable, including a “make-whole” amount equal to the outstanding principal amount of the Convertible Notes plus a premium, accrued interest on the Convertible Notes, and “liquidated damages” calculated in accordance with a formula specified in the Note Purchase Agreement. Any liquidated damages will be payable in shares of our common stock, based on a price per share of common stock equal to the 30-day VWAP discussed above under “—Mandatory Conversion.” The maximum amount of additional shares payable as liquidated damages on the Convertible Notes is capped at 62 million shares (subject to proportional adjustment as described above).

DESCRIPTION OF CAPITAL STOCK

The following description of the material terms of our capital stock contained in the restated certificate of incorporation is only a summary. You should read it together with our restated certificate of incorporation and our second amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

General

Our authorized capital stock consists of 596,949,644 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock are undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of December 12, 2008, there were 156,646,731 shares of common stock issued and outstanding.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefore. If there is a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock.

Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there will be no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Under the terms of our restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing changes in control or management of our Company.

We have no present plans to issue any shares of preferred stock.

Registration Rights for Certain Holders of Our Common Stock

In April 2005, we and the holders of all of the formerly outstanding series of our convertible preferred stock entered into a third amended and restated investors’ rights agreement. On November 13, 2006, we and certain of the holders entered into an amendment to the agreement.

Under the agreement as amended, certain holders of shares of our common stock issued upon conversion of our formerly outstanding convertible preferred stock have the right to demand of us, subject to certain terms and conditions, that we register the shares of common stock issued upon the conversion of their shares of convertible preferred stock under the Securities Act. Finally, if we propose to register any of our securities under the Securities Act, all of the holders of the common stock issued upon conversion of our formerly outstanding convertible preferred stock will be entitled to customary “piggyback” registration rights. A holder’s registration rights under the investors’ rights agreement will terminate when the shares of common stock issued upon conversion of our formerly outstanding convertible preferred stock held by that holder may be sold without regard to holding periods and volume limitations under Rule 144 under the Securities Act. All of the holders who continue to retain piggyback registration rights under the investors’ rights agreement have agreed not to exercise their piggyback registration rights with respect to the registration of the shares of common stock covered by this prospectus and therefore, will not register any shares of common stock pursuant to this registration statement.

Registration Rights for Shares of Common Stock Issuable upon Conversion of Our Convertible Notes

On October 19, 2008, in connection with our sale of the Convertible Notes, we entered into a registration rights agreement with the holders of the Convertible Notes pursuant to which we agreed to provide certain registration rights with respect to the shares of common stock issuable upon conversion of the Convertible Notes and all shares of common stock held from time to time by Silver Point Finance, LLC and its controlled affiliates.

Under the registration rights agreement, we are required to use our reasonable best efforts to file a shelf registration statement covering the resale of all shares of common stock issuable upon the conversion of the Convertible Notes no later than the issuance date of the Convertible Notes. We are required to use reasonable best efforts to have such registration statement declared effective within 60 days after the issuance of the Convertible Notes. Under the registration rights agreement, we have also granted “piggyback” registration rights to holders of the Convertible Notes and Silver Point Finance, LLC and its controlled affiliates pursuant to which they may participate in registered offerings of common stock undertaken by certain existing stockholders upon exercise of such stockholders’ demand registration rights under the third amended and restated investors’ rights agreement.

If the registration statement is not filed with the SEC, is not declared effective before the applicable deadline, or ceases to remain effective (or the related prospectus ceases to be usable) until the shares of common stock covered have been transferred, each of which we refer to as a “registration default,” then we are obligated to pay to the holders of the Convertible Notes (or, under certain circumstances, the holders of shares of our common stock issued upon conversion thereof) an amount in cash equal to 0.25% per annum of the principal amount of the Convertible Notes (or, in the case of holders of our common stock, of the applicable conversion price per share of common stock determined as of the business day immediately preceding the record date for the next scheduled quarterly interest accrual date on the Convertible Notes) during the first 90-day period after such registration default, until the registration default is cured. The amount of liquidated damages will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of liquidated damages for all registration defaults of 1.00% per annum.

The registration rights under the registration rights agreement are available only to holders of “transfer restricted securities.” Under the registration rights agreement, common stock issuable upon conversion of the Convertible Notes are transfer restricted securities until (a) the shares of common stock have been resold pursuant to a transaction registered under the Securities Act, (b) the shares of common stock (x) may be transferred freely by the holder without complying with the manner of sale requirements, volume limitations or current public information requirements of Rule 144 (or any other similar provision then in force) under the Securities Act, and (y) the holder (together with its affiliates and related investment funds) does not beneficially own more than 5.0% of the outstanding shares of our common stock, (c) the shares of common stock cease to be outstanding, or (d) the shares of common stock have otherwise been transferred and are not subject to transfer restrictions under the Securities Act. In addition, shares of common stock held by Silver Point Finance, LLC and its controlled affiliates are transfer restricted securities under the registration rights agreement until Silver Point Finance, LLC (together with its affiliates and related investment funds) does not beneficially own more than 5.0% of the outstanding shares of our common stock and the common stock held by Silver Point Finance, LLC and its controlled affiliates may be transferred freely without complying with the manner of sale requirements, volume limitations or current public information requirements of Rule 144 (or any other similar provision then in force) under the Securities Act.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Restated Certificate of Incorporation and Second Amended and Restated Bylaws

Provisions of the Delaware General Corporation Law, or the DGCL, and our restated certificate of incorporation and second amended and restated bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our restated certificate of incorporation provides otherwise. Our restated certificate of incorporation does not provide for cumulative voting.

Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders. Our organizational documents do not permit stockholder action by written consent in lieu of a meeting. Under our restated certificate of incorporation, special meetings of our stockholders may be called only by our board of directors, the Chairman of our board of directors, our Chief Strategist or our Chief Executive Officer.

Removal of Directors and Director Vacancies. Under our restated certificate of incorporation, subject to the rights of holders of any outstanding preferred stock, a director may be removed only for cause and only by an affirmative vote of at least 75% of our capital stock issued and outstanding and entitled to vote. In addition, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of a majority of our directors then in office. The limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of us.

Classified Board. Our restated certificate of incorporation and our second amended and restated bylaws provide for our board of directors to be divided into three classes. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board and will preclude even a majority stockholder from gaining control of our board of directors in one election.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. In addition, our second amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders’ meeting, and not by written consent.

Limitations on Liability and Indemnification of Officers and Directors. The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our restated certificate of incorporation includes provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of our company, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our restated certificate of incorporation also provides that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnitee as may be required under the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance to protect our company, our directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions in our restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Amendments to Organizational Documents. The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our restated certificate of incorporation and second amended and restated bylaws provide that the affirmative vote of holders of at least 75% of our capital stock issued and outstanding and entitled to vote (in accordance with our restated certificate of incorporation) will be required to amend or repeal our bylaws.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “VG.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SELLING STOCKHOLDERS

Each of the selling stockholders, or their respective transferees, pledgees, donees or their successors, may resell, from time to time, all, some or none of the shares of our common stock covered by this prospectus, as provided in this prospectus under the section entitled “Plan of Distribution” and in any applicable prospectus supplement. However, we do not know when or in what amount the selling stockholders may offer their shares for sale under this prospectus, if any.

The table below, which was prepared based on information filed publicly or supplied to us by the selling stockholders, sets forth the information regarding the beneficial ownership of outstanding shares of our common stock by the selling stockholders and the shares that they may sell or otherwise dispose of from time to time under this prospectus. Information concerning any of the selling stockholders may change from time to time, and any changed information will be presented in a prospectus supplement as necessary. Please carefully read the footnotes located below the table in conjunction with the information presented in the table.

The number of shares disclosed in the table below as “beneficially owned” are those beneficially owned as determined under the rules of the SEC. Such information is not necessarily indicative of ownership for any other purpose. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of October 31, 2008 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage of ownership of any other person.

The percentages of beneficial ownership are based on 156,565,277 shares of common stock outstanding on October 31, 2008, and gives effect to the Financing and the closing of the tender offer for our existing convertible notes. Unless otherwise indicated and subject to community property laws where applicable, the selling stockholders named in the following table have, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by them.

	Beneficial Ownership Prior to Offering		Maximum Number of Shares Offered in this Offering	Beneficial Ownership After Offering
Name of Selling Stockholder	Number of Shares of Common Stock	Percentage		Number of Shares of Common Stock	Percentage
Jeffrey A. Citron[1]	61,731,888	36.4%	6,896,552	54,835,336	33.7%
Affiliates of Bain Capital, LLC[2]	26,640,843	15.4%	16,551,724	10,089,119	6.4%
Greywolf Capital Partners II LP3	4,676,700	3.0%	1,379,310	3,297,390	2.1%
Silver Point Capital, L.P.[4]	34,344,827	18.4%	34,344,827	—	*
Morton E. David[5]	2,318,002	1.5%	689,655	1,628,347	1.0%
Century National Life Insurance Company[6]	362,069	*	362,069	—	*
Lockheed Martin Corporation Master Retirement Trust[7]	1,068,966	*	1,068,966	—	*
Qwest Occupational Health Trust[8]	86,207	*	86,207	—	*
Qwest Pension Trust[9]	344,828	*	344,828	—	*
San Diego County Employees Retirement Association[10]	724,138	*	724,138	—	*
Virginia Retirement System[11]	2,620,690	1.7%	2,620,690	—	*
Zazove High Yield Convertible Securities Fund, L.P.[12]	1,000,000	*	1,000,000	—	*

*	Less than one percent.
[1]

Includes 3,448,276 shares of common stock issuable upon conversion of Convertible Notes being registered hereby held by Kyra Elyse Citron 1999 Descendants Annuity Trust and 3,448,276 shares of common stock issuable upon conversion of Convertible Notes being registered hereby held by Noah Aidan Citron 1999 Descendants Annuity Trust. These entities also each own 4,138,399 shares of common stock. Also includes 178,959 shares of common stock owned by KEC Holdings; 1,000,000 shares held by a charitable organization for which Mr. Citron serves as a director; 514,286 shares issuable upon conversion of warrants; 8,629,239 shares owned by Jeffrey Adam Citron 2003 Qualified Seven Year Annuity Trust; and 5,694,083 shares of common stock issuable upon exercise of stock options. With respect to the shares held by the charitable organization, Mr. Citron disclaims beneficial ownership of such shares. Joshua Rubenstein, as trustee of the Jeffrey Adam Citron 2003 Qualified Seven Year Annuity Trust, has sole voting and dispositive power with respect to and is deemed to also beneficially own the 8,629,239 shares owned by the trust, which represents 5.5% of our outstanding common stock as of October 31, 2008.

[2]

Includes (i) 1,747,634 shares owned by Bain Capital Venture Fund 2005, L.P. (“Bain Venture Fund”), whose sole general partner is Bain Capital Venture Partners 2005, L.P. (“BCVP”), whose sole general partner is Bain Capital Venture Investors, LLC (“BCVI”); (ii) 247,371 shares owned by BCIP Associates III, LLC (“BCIP III”), whose manager is BCIP Associates III, whose sole managing general partner is Bain Capital Investors, LLC (“BCI”) and whose attorney-in-fact with respect to such shares is BCVI; (iii) 6,642 shares owned by BCIP Associates III-B, LLC (“BCIP III-B,” and together with BCIP III, the “BCIP Entities”), whose manager is BCIP Associates III-B, whose sole managing partner is BCI and whose attorney-in-fact with respect to such shares is BCVI; (iv) (a) 5,391,648 shares, and (b) 1,379,310 shares issuable upon conversion of Convertible Notes, owned by Brookside Capital Partners Fund, L.P. (“Brookside Fund”), whose sole general partner is Brookside Capital Investors, L.P. (“Brookside Investors”), whose sole general partner is Brookside Capital Management, LLC (“Brookside Management”); (v) (a) 673,957 shares, and (b) 1,032,552 shares issuable upon conversion of Convertible Notes, owned by Sankaty Credit Opportunities, L.P. (“SCO”), whose sole general partner is Sankaty Credit Opportunities Investors, LLC (“SCI”), whose managing member is Sankaty Credit Member, LLC (“SCM”); (vi) 1,752,285 shares owned by Sankaty Credit Opportunities II, L.P. (“SCO II”), whose sole general partner is Sankaty Credit Opportunities Investors II, LLC (“SCI II”), whose managing member is SCM; (vii) 269,582 shares owned by Prospect Harbor Credit Partners, L.P. (“PH”), whose sole general partner is Prospect Harbor Investors, LLC (“PHI”), whose managing member is SCM; (viii) 3,311,440 shares issuable upon conversion of Convertible Notes owned by Sankaty Credit Opportunities III, L.P. (“SCO III”), whose sole general partner is Sankaty Credit Opportunities Investors III, LLC (“SCI III”), whose managing member is SCM; (ix) 4,716,380 shares issuable upon conversion of Convertible Notes owned by Sankaty Credit Opportunities IV, L.P. (“SCO IV”), whose sole general partner is Sankaty Credit Opportunities Investors IV, LLC (“SCI IV”), whose managing member is SCM; and (x) 6,112,043 shares issuable upon conversion of Convertible Notes owned by Sankaty Credit Opportunities IV (Offshore), L.P. (“SCO IV Offshore”), whose sole general partner is Sankaty Credit Opportunities Investors IV (Offshore), LLC (“SCI IV (Offshore)”), whose managing member is Sankaty Credit Member (Offshore), LLC (“SCM (Offshore)”). Michael A. Krupka is the sole managing member of BCVI. Domenic Ferrante is the managing member of Brookside Management. Jonathan S. Lavine is the managing member of each of SCM and SCM (Offshore). Each of Mr. Krupka, Mr. Ferrante and Mr. Lavine is (a) a limited partner of each of BCVP and Brookside Investors, (b) a member of BCI, BCVI, Brookside Management, SCI, SCI II, SCI III, SCI IV, SCI IV (Offshore), SCM, SCM (Offshore) and PHI, and (c) a general partner of BCIP Associates III. Mr. Krupka, Mr. Ferrante and Mr. Lavine, and the entities listed above other than record holders of the shares listed above may each be deemed to share voting and dispositive power with respect to these shares, but each disclaims beneficial ownership of such shares except to the extent of their pecuniary interests therein. The address of each listed entity and individual is 111 Huntington Avenue, Boston, MA 02199.

[3]

Includes 1,379,310 shares of common stock issuable upon conversion of Convertible Notes being registered hereby and 3,297,390 shares of common stock owned by Greywolf Capital Partners II LP (“Greywolf Capital II”). Greywolf Advisors LLC (“the General Partner”), as general partner to Greywolf Capital II, may be deemed to be the beneficial owner of all such shares beneficially owned by Greywolf Capital II. Greywolf Capital Management LP (the “Investment Manager”), as investment manager of Greywolf Capital

II, may be deemed to be the beneficial owner of all such shares beneficially owned by Greywolf Capital II. Greywolf GP LLC (the “Investment Manager General Partner”), as general partner of the Investment Manager, may be deemed to be the beneficial owner of all such shares beneficially owned by Greywolf Capital II. Jonathan Savitz, as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such shares owned by Greywolf Capital II. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Mr. Savitz disclaims any beneficial ownership of any such shares. The address of each listed entity is 4 Manhattanville Road, Suite 201, Purchase, NY 10577.

[4]

Includes 30,344,827 shares of common stock issuable upon conversion of Convertible Notes being registered hereby. Silver Point Capital, L.P. is the investment manager of (i) SPCP Group LLC, which beneficially owns 30,344,827 shares (all of which are issuable upon conversion of Convertible Notes), (ii) Silver Point Capital Fund, L.P., which beneficially owns 1,343,002 shares and (iii) Silver Point Capital Offshore Fund Ltd., which beneficially owns 2,656,998 shares. Silver Point Capital Management, LLC is the general partner of Silver Point Capital, L.P. and as a result may be deemed to be the beneficial owner of the shares beneficially owned by Silver Point Capital, L.P. Each of Messrs. Edward Mule and Robert O’Shea is a member of Silver Point Capital Management, LLC and has voting and investment power with respect to the shares held by the entities of which Silver Point Capital L.P., is the investment manager. The address of each listed entity is Two Greenwich Plaza, 1st Floor, Greenwich, CT 06830.

[5]

Includes 689,655 shares of common stock issuable upon conversion of Convertible Notes being registered hereby owned by Mr. David; 301,428 shares owned by Mr. David and Jeffrey Stambovsky Trustees FOB Aaron; 301,428 shares owned by Mr. David and Jeffrey Stambovsky Trustees FOB Claudia; 301,428 shares owned by Mr. David and Jeffrey Stambovsky Trustees FBO Zachary; and 224,545 shares of common stock issuable upon exercise of stock options.

[6]

Includes 362,069 shares of common stock issuable upon conversion of Convertible Notes being registered hereby. Zazove Associates, LLC is the investment advisor for such selling stockholder and has discretionary authority over the Convertible Notes and the shares of common stock issuable upon conversion of Convertible Notes. The address of the listed entity is c/o Zazove Associates, LLC, 1001 Tahoe Blvd, Incline Village, NV 89451.

[7]

Includes 1,068,966 shares of common stock issuable upon conversion of Convertible Notes being registered hereby. Zazove Associates, LLC is the investment advisor for such selling stockholder and has discretionary authority over the Convertible Notes and the shares of common stock issuable upon conversion of Convertible Notes. The address of the listed entity is c/o Zazove Associates, LLC, 1001 Tahoe Blvd, Incline Village, NV 89451.

[8]

Includes 86,207 shares of common stock issuable upon conversion of Convertible Notes being registered hereby. Zazove Associates, LLC is the investment advisor for such selling stockholder and has discretionary authority over the Convertible Notes and the shares of common stock issuable upon conversion of Convertible Notes. The address of the listed entity is c/o Zazove Associates, LLC, 1001 Tahoe Blvd, Incline Village, NV 89451.

[9]

Includes 344,828 shares of common stock issuable upon conversion of Convertible Notes being registered hereby. Zazove Associates, LLC is the investment advisor for such selling stockholder and has discretionary authority over the Convertible Notes and the shares of common stock issuable upon conversion of Convertible Notes. The address of the listed entity is c/o Zazove Associates, LLC, 1001 Tahoe Blvd, Incline Village, NV 89451.

[10]

Includes 724,138 shares of common stock issuable upon conversion of Convertible Notes being registered hereby. Zazove Associates, LLC is the investment advisor for such selling stockholder and has discretionary authority over the Convertible Notes and the shares of common stock issuable upon conversion of Convertible Notes. The address of the listed entity is c/o Zazove Associates, LLC, 1001 Tahoe Blvd, Incline Village, NV 89451.

[11]

Includes 2,620,690 shares of common stock issuable upon conversion of Convertible Notes being registered hereby. Zazove Associates, LLC is the investment advisor for such selling stockholder and has discretionary authority over the Convertible Notes and the shares of common stock issuable upon conversion of Convertible Notes. The address of the listed entity is c/o Zazove Associates, LLC, 1001 Tahoe Blvd, Incline Village, NV 89451.

[12]

Includes 1,000,000 shares of common stock issuable upon conversion of Convertible Notes being registered hereby owned by Zazove High Yield Convertible Securities Fund, L.P. The address of the listed entity is 1001 Tahoe Blvd., Incline Village, NV 89451.

TRANSACTIONS WITH RELATED PERSONS

On November 3, 2008, we completed the Financing led by Silver Point Finance, LLC, a beneficial holder of more than 10% of our outstanding common stock after giving effect to the Financing. The Financing provided for the First Lien Senior Facility, the Second Lien Senior Facility and the issuance of $18.0 million of Convertible Notes. A portion of the common stock being offered by this prospectus is issuable upon exercise of such Convertible Notes.

Certain of our directors and 5% holders of our common stock participated in the Financing as follows:

Affiliates of Jeffrey A. Citron (who is our Chairman, as well as one of our principal stockholders) are lenders under the Second Lien Senior Facility and purchased a portion of the Convertible Notes, which are immediately convertible at their option into shares of our common stock. As a result, upon conversion of such Convertible Notes, Mr. Citron’s percentage beneficial ownership of our common stock may increase. However, based on the aggregate principal amount of Convertible Notes purchased by Mr. Citron compared to Silver Point Capital, L.P. and other investors, the Financing is dilutive in the aggregate to Mr. Citron’s beneficial ownership.

Morton E. David, one of our directors, is a lender under the Second Lien Senior Facility and purchased a portion of the Convertible Notes, which are immediately convertible at his option into shares of our common stock. As a result, upon conversion of such Convertible Notes, Mr. David’s percentage beneficial ownership of our common stock may increase. However, based on the aggregate principal amount of Convertible Notes purchased by Mr. David compared to Silver Point Capital, L.P. and other investors, the Financing is dilutive in the aggregate to Mr. David’s beneficial ownership.

New Enterprise Associates beneficially owned greater than 10% of shares of our common stock outstanding as of October 31, 2008. Each of New Enterprise Associates 10 L.P. and New Enterprise Associates 11 L.P. (the “NEA Lenders”), affiliates of New Enterprise Associates, are lenders under the First Lien Senior Facility and the Second Lien Senior Facility. Peter Barris, one of our directors, is affiliated with both of these entities; Mr. Barris is a general partner of New Enterprise Associates 10 L.P. and a manager of New Enterprise Associates 11 L.P.

As a result of the Financing, (1) Silver Point Capital, L.P. and its affiliates and (2) affiliates of Bain Capital, LLC each beneficially own more than 10% of our common stock on a fully diluted basis as a result of their purchases of Convertible Notes.

SPCP Group, LLC, an affiliate of Silver Point Capital, L.P., is a lender under each of the First Lien Senior Facility and the Second Lien Senior Facility and purchased a portion of the Convertible Notes, which are immediately convertible at their option into shares of our common stock. Silver Point Finance, LLC, an affiliate of Silver Point Capital, L.P., acts as administrative agent under each of the First Lien Senior Facility and the Second Lien Senior Facility, as note agent under the Note Purchase Agreement, and as collateral agent under the documents governing the Financing. We have agreed to pay Silver Point Finance, LLC an agency and collateral management fee for acting as agents under the Financing documents. On or prior to the closing of the Financing, we paid Silver Point Finance, LLC a signing fee of approximately $6.7 million in connection with its role in arranging the Financing, an agency and collateral management fee of approximately $1.1 million, and reimbursed it for approximately $1.1 million in related expenses.

Sankaty Credit Opportunities, L.P., Sankaty Credit Opportunities III, L.P., Sankaty Credit Opportunities IV, L.P. and Sankaty Credit Opportunities (Offshore Master) IV, L.P. (collectively, the “Sankaty Lenders”), and Brookside Capital Partners Fund, L.P., each of which are affiliates of Bain Capital, LLC, are lenders under each of the First Lien Senior Facility and the Second Lien Senior Facility and purchased a portion of the Convertible Notes, which are immediately convertible at their option into shares of our common stock. Michael A. Krupka, one of our directors, is sole managing member of Bain Capital Venture Investors, LLC, an affiliate of Bain Capital, LLC.

Certain funds managed by Greywolf Capital Management LP, that collectively comprise one of our significant stockholders, also participated in the Financing. Greywolf CLO I, Ltd. is a lender under the First Lien Senior Facility and Greywolf Capital Partners II LP is a lender under the Second Lien Senior Facility and purchased a portion of the Convertible Notes, which are immediately convertible at their option into shares of our common stock.

Based on our common stock price of $1.08 as of December 12, 2008, and the initial conversion rate of 3,448.2759 shares per $1,000 principal amount of Convertible Notes (equivalent to a conversion price of approximately $0.29 per share), the directors and stockholders named above would have the right to receive 55,862,070 shares of our common stock (with an equivalent market value of $60,331,036) for their investment of $16.2 million (excluding any investments made by such directors and stockholders in the credit facility portions of the Financing). Additionally, the parties named above are lenders and purchasers with respect to approximately $193.2 million of the loans borrowed and Convertible Notes issued in connection with the Financing, and at or prior to the closing of the Financing on November 3, 2008, in addition to the fees and expenses paid to Silver Point Finance, LLC, the parties named above received an aggregate of approximately $6.2 million in upfront fees and approximately $2.4 million in commitment fees from the Company.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the shares of the common stock offered by this prospectus. The common stock may be sold from time to time to purchasers:

•	directly by the selling stockholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the common stock.

The selling stockholders and any underwriters, broker-dealers or agents who participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the common stock by selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholders were deemed to be underwriters, the selling stockholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

If the common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of our common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether the options are listed on an options exchange or otherwise.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction. The shares may be sold or distributed from time to time by selling security holders or by pledges, donees, transferees or other successors-in-interest selling shares received from a named selling security holder as a gift, partnership, distribution or other non-sale-related transfer after the date of this prospectus.

Without limiting the generality of the foregoing, a selling stockholder may enter into hedging and/or monetization transactions. For example, a selling stockholder may:

•

enter into transactions with a broker-dealer or affiliate of a broker-dealer or other third party in connection with which that other party will become a selling stockholder and engage in short sales of our common stock under this prospectus, in which case the other party may use shares of our common stock received from the selling stockholder to close out any short position;

•	sell short our common stock under this prospectus and use shares of our common stock held by the selling stockholder to close out any short position;

•

enter into options, forwards or other transactions that require the selling stockholder to deliver, in a transaction exempt from registration under the Securities Act, shares of our common stock to a broker-dealer or an affiliate of a broker-dealer or other third party who may then become a selling stockholder and publicly resell or otherwise transfer shares of our common stock under this prospectus;

•

loan or pledge shares of our common stock to a broker-dealer or affiliate of a broker-dealer or other third party who may then become a selling stockholder and sell the loaned shares or, in an event of default in the case of a pledge, become a selling stockholder and sell the pledged shares, under this prospectus; or

•	enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions.

If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling stockholder or borrowed from the selling stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post effective amendment).

To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders. Selling stockholders may decide not to sell all or a portion of the common stock offered by them pursuant to this prospectus. In addition, any selling stockholder may transfer, devise or give the common stock by other means not described in this prospectus. The common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 or Rule 144A under the Securities Act, or Regulation S under the Securities Act, may be sold under Rule 144 or Rule 144A or Regulation S rather than pursuant to this prospectus.

The aggregate proceeds to the selling stockholders from the sale of the common stock offered pursuant to this prospectus will be the purchase price of such securities less discounts and commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, reject, in whole or part, any proposed purchase of common stock to be made directly or through their agents. We will not receive any of the proceeds from this offering.

Our outstanding common stock is listed for trading on the New York Stock Exchange under the symbol “VG.”

The selling stockholders and any other persons participating in the distribution of the common stock will be subject to the Exchange Act and the rules and regulations thereunder. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the common stock and the ability to engage in market-making activities with respect to the common stock.

If required with respect to a particular offering of common stock, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts related to the particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

Under the registration rights agreement, we and the selling stockholders have each agreed to indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

We have agreed to pay all of the expenses incidental to the registration, offering and sale of the common stock to the public, other than selling and certain legal expenses of the selling stockholders.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Shearman & Sterling LLP, New York, New York.

EXPERTS

The financial statements and schedule incorporated by reference in this prospectus, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3, including exhibits, under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. For further information regarding Vonage Holdings Corp. and the securities offered by this prospectus, we refer you to the registration statement, including the exhibits thereto. With respect to each such document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. You may read and copy any documents we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such information may also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have filed the following documents with the SEC and hereby incorporate such documents by reference in this prospectus:

•	our annual report on Form 10-K for the year ended December 31, 2007 and our amendment to that annual report on Form 10-K/A filed on August 11, 2008;

•	our quarterly reports on Form 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008;

•

our current reports on Form 8-K filed on January 3, 2008, February 8, 2008, February 13, 2008 (but only with respect to Item 4.02), March 14, 2008, March 17, 2008, March 21, 2008, April 10, 2008, April 25, 2008, June 17, 2008, July 24, 2008, August 4, 2008, August 21, 2008, October 20, 2008, October 30, 2008, December 18, 2008 and our current report on Form 8-K/A filed on March 17, 2008;

•	our proxy statement on Schedule 14A for the 2008 Annual Meeting of Stockholders filed with the SEC on April 15, 2008; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on May 19, 2006.

We do not incorporate by reference documents or information furnished to, but not filed with, the SEC.

Each document or report subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the securities shall be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of such document, unless otherwise provided in the relevant document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the registration statement and this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the registration statement or this prospectus.

We will provide without charge to any person to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, excluding exhibits, unless we have specifically incorporated an exhibit in an incorporated document. Requests should be directed to: Vonage Investor Relations, 23 Main Street, Holmdel, New Jersey 07733 or by calling (732) 528-2600.

The information relating to Vonage Holdings Corp. contained in this prospectus is not comprehensive, and you should read it together with the information contained in the incorporated documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses to be incurred in connection with the issuance and distribution of the securities registered under this Registration Statement, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee. The following expenses will be borne solely by the registrant.

SEC registration fee	$2,077.21
Printing and engraving expenses	$75,000.00
Legal fees and expenses	$350,000.00
Accounting fees	$75,000.00
Transfer Agent’s fees	$5,000.00
Miscellaneous expenses	$5,000.00

Total	$512,077.21

Item 15.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware (the “Delaware Law”) provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, for any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

A Delaware corporation may indemnify officers and directors against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

In accordance with Section 102(b)(7) of the Delaware Law, the Restated Certificate of Incorporation of Vonage Holdings Corp. contains a provision to limit the personal liability of our directors for violations of their fiduciary duty. This provision eliminates each director’s liability to us or our stockholders for monetary damages except (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit. In addition, our restated certificate of incorporation authorizes us to purchase and maintain insurance to protect ourselves and any of our directors, officers, employees or agents or another business entity against any expense, liability or loss incurred by him or her in any such capacity or arising out of his or her status as such, regardless of whether we would have the power to indemnify such person under our bylaws or Delaware Law.

Any underwriting agreement with the underwriters may provide for the indemnification of our directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act.

We maintain directors and officers liability insurance, which covers directors and officers against certain claims or liabilities arising out of the performance of their duties.

Item 16.	Exhibits and Financial Statement Schedule.

A list of exhibits included as part of this registration statement is set forth in the Exhibit Index.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Holmdel, State of New Jersey, on December 18, 2008.

VONAGE HOLDINGS CORP.

By:	/s/ JOHN S. REGO
John S. Rego
Executive Vice President, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities on December 18, 2008:

Signature		Title
By:	* Marc P. Lefar	Chief Executive Officer (Principal Executive Officer) and Director

By:	/s/ JOHN S. REGO John S. Rego	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

By:	* Jeffrey A. Citron	Chairman and Director

By:	* Peter Barris	Director

By:	* Morton David	Director

By:	* J. Sanford Miller	Director

Signature		Title
By:	* Jeff Misner	Director

By:	* Governor Thomas J. Ridge	Director

By:	* John J. Roberts	Director

By:	* Michael A. Krupka	Director

*By:	/s/ JOHN S. REGO John S. Rego Attorney-in-fact

EXHIBITS

Exhibit Number	Description of Exhibits
3.1	Restated Certificate of Incorporation of Vonage Holdings Corp. (1)

3.2	Second Amended and Restated By-laws of Vonage Holdings Corp. (2)

4.1	Form of Certificate of Vonage Holdings Corp. Common Stock (3)

4.2	Form of 20.00% Senior Secured Third Lien Notes due 2015 issued by Vonage Holdings Corp. and Vonage America Inc. (4)

4.3	Third Lien Note Purchase Agreement dated as of October 19, 2008 among Vonage Holdings Corp., Vonage America Inc., as co-issuers, certain subsidiaries of Vonage Holdings Corp., as guarantors, various purchasers, and Silver Point Finance, LLC, as Note Agent and Collateral Agent (4)

4.4	Registration Rights Agreement, dated as of October 19, 2008, among Vonage Holdings Corp., Vonage America Inc. and purchasers of 20.00% Senior Secured Third Lien Notes due 2015 (4)

5.1	Opinion of Shearman & Sterling LLP (5)

10.1	Statement of Services to the OSS Master Services Agreement, dated March 26, 2007, between Vonage Holdings Corp. and NeuStar, Inc. (6)

10.2	First Amendment to Services Agreement, dated June 21, 2006, between Third Party Verification, Inc. and Vonage Holdings Corp. (7)

10.3	Second Amendment to Services Agreement, dated August 25, 2006, between Third Party Verification, Inc. and Vonage Network of New Jersey d/b/a Vonage Network Inc. (assignee of Vonage Holdings Corp.) (7)

23.1	Consent of BDO Seidman, LLP, independent registered public accounting firm (5)

23.2	Consent of Shearman & Sterling LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page of the Registration Statement on Form S-3 (Registration No. 333-154974))

(1)	Incorporated by reference to Vonage Holdings Corp.’s Quarterly Report on Form 10-Q (File No. 001-32887) filed on August 4, 2006.

(2)	Incorporated by reference to Vonage Holding Corp.’s Current Report on Form 8-K (File No. 001-32887) filed on August 4, 2008.

(3)	Incorporated by reference to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on February 8, 2006.

(4)	Incorporated by reference to Vonage Holdings Corp.’s Amendment No. 8 to Schedule to Tender Offer Statement (File No. 005-82032) filed on October 22, 2008.

(5)	Filed herewith.

(6)	Incorporated by reference to Vonage Holdings Corp.’s Amendment No. 1 to Quarterly Report on Form 10-Q/A (File No. 001-32887) filed on March 28, 2008.

(7)	Incorporated by reference to Vonage Holdings Corp.’s Amendment No. 1 to Quarterly Report on Form 10-Q/A (File No. 001-32887) filed on December 18, 2008.